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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                         Commission File Number 5-49791

                     Credit Suisse First Boston (USA), Inc.
                     --------------------------------------
             (Exact name of registrant as specified in its charter)

             Eleven Madison Avenue, New York Ny 10010 (212) 325-2000
             -------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         Series B Fixed/Adjustable Rate Cumulative Preferred Stock, $50
                        Liquidation Preference Per Share
         --------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                             6 1/8% Notes Due 2011
           Series A Fixed/Adjustable Rate Cumulative Preferred Stock,
                    $50 Liquidation Preference Per Share
           ----------------------------------------------------------
  (Titles of all other classes of securities for which a  duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [X]        Rule 12h-3(b)(1)(i)        [X]
         Rule 12g-4(a)(1)(ii)       [ ]        Rule 12h-3(b)(1)(ii)       [ ]
         Rule 12g-4(a)(2)(i)        [ ]        Rule 12h-3(b)(2)(i)        [ ]
         Rule 12g-4(a)(2)(ii)       [ ]        Rule 12h-3(b)(2)(ii)       [ ]
                                               Rule 15d-6                 [ ]

Approximate number of holders of record as of the certification or notice date:
NINE



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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Credit Suisse First Boston (USA), Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 10, 2001

                                   By:  /s/ Neil Radey
                                        --------------------------------------
                                        D. Neil Radey
                                        Managing Director